

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

October 7, 2010

Mr. Jay Hutton
Chief Executive Officer
Voice Mobility International, Inc.
107-645 Fort Street Victoria
British Columbia, Canada V8W1G2

      **Re: Voice Mobility International, Inc.
            Preliminary Proxy Statement on Schedule 14A
            Filed September 27, 2010, as amended October 1, 2010
            File No. 000-27387**

      We have completed our review of your filings and have no further comments at this time.

                Sincerely,

                Larry Spirgel
                Assistant Director

cc: Virgil Z. Hlus, Esq.
       Clark Wilson LLP
       Via Facsimile: (604) 687-6314